Exhibit 12
AIRGAS, INC.
COMPUTATION OF FINANCIAL RATIOS
(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2003		2004		2005		2006		2007

EARNINGS COMPUTATION:

Add:
Pretax income from continuing operations before equity earnings and minority interest	$108,768		$124,395		$147,627		$208,037		$257,144

Fixed charges	68,767		66,848		83,139		92,553		104,998

Distributed income of unconsolidated Affiliate	943		724		—		—		—

	$178,478		$191,967		$230,766		$300,590		$362,142

Subtract:

Preferred dividend requirements of consolidated affiliate	—		(1,151)		(4,626)		(4,589)		(4,589)

Earnings for purposes of computation	$178,478		$190,816		$226,140		$296,001		$357,553

FIXED CHARGES COMPUTATION:

Interest expense (1)	$50,639		$46,340		$57,547		$65,110		$75,725

Estimate of the interest component of rent expense	18,128		19,357		20,966		22,854		24,684

Preferred dividend requirements of consolidated affiliate	—		1,151		4,626		4,589		4,589

Fixed charges for purposes of computation	$68,767		$66,848		$83,139		$92,553		$104,998

RATIO OF EARNINGS TO FIXED CHARGES	2.60	X	2.85	X	2.72	X	3.20	X	3.41	X

(1)	includes amortization of capitalized financing costs and discount on trade receivable securitization.